Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

JACK COOPER HOLDINGS CORP.

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

						Six Months Ended
	Years Ended December 31,					June 30,
(in thousands)	2010	2011	2012	2013	2014	2014	2015

Earnings:
Loss before income taxes	$(32,078)	$(26,242)	$(5,491)	$(53,273)	$(61,515)	$(26,637)	$(41,480)
Less:
Net loss (income) attributable to non-controlling interests	—	(44)	417	—	—	—	—
Add:
Fixed charges	22,482	26,233	30,400	63,287	47,228	22,541	23,973
Total Earnings:	$(9,596)	$(53)	$25,326	$10,014	$(14,287)	$(4,096)	$(17,507)
Fixed Charges:
Interest Expense	20,207	23,303	26,762	59,631	41,499	19,649	21,393
Approximation of interest in rental expense	2,275	2,930	3,638	3,656	5,729	2,892	2,580
Total Fixed Charges:	$22,482	$26,233	$30,400	$63,287	$47,228	$22,541	$23,973
Ratio of Earnings to Fixed Charges (a)	N/A	N/A	0.83	0.16	N/A	N/A	N/A

We computed the ratio of earnings to fixed charges by dividing earnings by the sum of our fixed charges. For purposes of computing this ratio, “earnings” calculated in accordance with Item 503(d) of Regulation S-K consisted of (i) net loss before income taxes less (ii) net loss (income) attributable to non-controlling interest plus (iii) fixed charges. “Fixed charges” calculated in accordance with Item 503(d) of regulation S-K consisted of interest on all indebtedness, amoritzation of debt expense, plus an approximation of interest in rental expense.  For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.

(a)   Earnings were insufficient to cover fixed charges by $32.1 million, $26.3 million, $61.5 million, $26.6 million, and $41.5 million for the years ended December 31, 2010, 2011, 2014 and for the six months ended June 30, 2014 and 2015, respectively.